UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TELECOMMUNICATION SYSTEMS, INC.

(Name of Subject Company (Issuer))

TYPHOON ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

COMTECH TELECOMMUNICATIONS CORP.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

CLASS A COMMON STOCK, $0.01 PAR VALUE CLASS B COMMON STOCK, $0.01 PAR VALUE	87929J103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stanton D. Sloane

President and Chief Executive Officer

Comtech Telecommunications Corp.

68 South Service Road, Suite 230

Melville, New York 11747

(631) 962-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Michael E. Ellis, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$363,206,690	$36,574.92

*           Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 72,641,338 shares of common stock, $0.01 par value per share, of TeleCommunication Systems, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 62,061,396 Shares issued and outstanding, (ii) 10,125,160 Shares issuable upon the exercise of outstanding options exercisable prior to March 22, 2016 and (iii) 454,782 Shares that will no longer be subject to forfeiture and other restrictions prior to March 22, 2016), multiplied by (b) the offer price of $5.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of December 3, 2015, the most recent practicable date.

**         The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,574.92	Filing Party:	Comtech Telecommunications Corp. Typhoon Acquisition Corp.
Form of Registration No.:	Schedule TO	Date Filed:	December 7, 2015

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒         third-party tender offer subject to Rule 14d-1.

☐          issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 7, 2015, as amended and supplemented by Amendment No. 1 filed on December 11, 2015 (the “Schedule TO”), relating to the offer (the “Offer”) by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct, wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), to purchase all the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares”, together, with the Class A Shares, the “Shares”), of TeleCommunication Systems, Inc., a Maryland corporation (“TCS”), at a price of  $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2015 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 4.	Terms of the Transaction.

Section 2 — “Acceptance and Payment and Payment for Shares” of the Offer to Purchase is hereby amended by amending and restating the first paragraph of such section on pages 4 and 5 of the Offer to Purchase in its entirety as follows:

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date on or promptly after the Expiration Date. See Section 13 — “Conditions of the Offer.”

Section 4 — “Withdrawal Rights” of the Offer to Purchase is hereby amended by amending and restating the first paragraph of such section on page 8 of the Offer to Purchase in its entirety as follows:

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, a stockholder may also withdraw Shares tendered pursuant to the Offer at any time after February 4, 2016, which is the 60th day after the date of the commencement of the Offer. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Section 11 — “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements — The Merger Agreement — Representations and Warranties” of the Offer to Purchase is hereby amended by amending and restating the last paragraph of such section on page 19 of the Offer to Purchase in its entirety as follows:

The Merger Agreement and the above description thereof have been included to provide TCS stockholders with information regarding the terms of the agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to TCS stockholders. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement. Accordingly, TCS stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about TCS or Comtech and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Section 11 — “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements — The Merger Agreement — Termination” of the Offer to Purchase is hereby amended by amending and restating such section on pages 28 and 29 of the Offer to Purchase in its entirety as follows:

The Merger Agreement may be terminated as follows:

(i)         by mutual written consent of Comtech and TCS;

(ii)        by either Comtech or TCS if (a) the Acceptance Time has not occurred on or before the End Date, or (b) if any governmental authority of competent jurisdiction, located in the United States or in another jurisdiction outside of the United States in which TCS or any of its subsidiaries, or Parent or any of its subsidiaries engage in material business activities, shall have enacted, entered, promulgated or enforced any order or law permanently enjoining, restraining, prohibiting or making illegal the acceptance for payment of, or payment for, Shares pursuant to the Offer or the consummation of the Merger (which in either case has become final and non-appealable); provided, that the right to so terminate the Merger Agreement will not be available to any party whose breach or failure to perform or comply with any obligation under the Merger Agreement resulted in or was a proximate cause of  (1) the issuance of any such order, or (2) the failure of the Acceptance Time to occur on or before the End Date;

(iii)       by TCS, prior to the Acceptance Time, in the event that (a) TCS is not then in material breach of the Merger Agreement, (b) Comtech and/or Purchaser shall have violated or breached any of their respective covenants, representations or warranties under the Merger Agreement, which would, or would reasonably be expected to, prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement from occurring on or prior to the End Date, and (c) such violation or breach described in clause (b) is not capable of being cured by the End Date or if curable, is not cured by the 30th day following TCS’ delivery of written notice to Comtech of such violation or breach;

(iv)       by Comtech, prior to the Acceptance Time, in the event that (a) Comtech and Purchaser are not then in material breach of the Merger Agreement, (b) TCS shall have violated or breached any of its covenants, representations or warranties under the Merger Agreement, which would, or would reasonably be expected to, give rise to the failure of the Offer Conditions, and (c) such violation or breach described in clause (b) is not capable of being cured by the End Date or if curable, is not cured by the 30th day following Comtech’s delivery of written notice to TCS of such violation or breach (a “TCS Breach Termination”);

(v)        by TCS, prior to the Acceptance Time, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, provided that substantially concurrent with the termination of the Merger Agreement, TCS enters into an Alternative Acquisition Agreement providing for a Superior Proposal and concurrently with such termination, TCS pays Comtech the Company Termination Fee (an “Alternative Transaction Termination”); or

(vi)       by Comtech, prior to the Acceptance Time, in the event that (a) the TCS Board shall have effected a TCS Adverse Recommendation Change or (b) TCS Board fails to publicly recommend against any Acquisition Proposal or fails to reaffirm (publicly, if so requested by Comtech or Purchaser) the TCS Board Recommendation, in each case, within 10 business days of the written request of Comtech to do so; provided, that Comtech and Purchaser, collectively may make only one such request with respect to any such Acquisition Proposal and each material modification thereto, and three such requests in the aggregate (a “TCS Board Termination”).

Item 7.	Source and Amount of Funds or Other Consideration.

Section 12 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the first paragraph on page 31 of the Offer to Purchase:

At this time, Comtech does not have alternative financing arrangements in place in the event that the Financing cannot be consummated. In such case, Comtech would seek alternative sources of financing.

Item 11.	Additional Information.

Section 15 — “Certain Legal Matters — Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end thereof:

On December 18, 2015, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions.

Section 15 — “Certain Legal Matters — Control Shares Acquisitions” of the Offer to Purchase is hereby amended by amending and restating the fifth paragraph of such section on page 34 of the Offer to Purchase in its entirety as follows:

On December 15, 2015, TCS amended its bylaws to provide a general waiver of the control shares acquisition statute and to exempt from the provisions of Title 3, Subtitle 7 any acquisition of any shares of TCS by any person or entity.

Section 15 — “Certain Legal Matters — Litigation” of the Offer to Purchase is hereby amended and restated as follows:

Litigation. On December 9, 2015, a putative class action, Stanley Magee v. TeleCommunication Systems, Inc., related to the Merger Agreement was commenced by the filing of a complaint in Maryland, in the Circuit Court for Anne Arundel County, against TCS, members of the TCS Board, Comtech and Purchaser. Three other complaints were filed on December 15, 2015: James Morakis v. TeleCommunication Systems, Inc., filed in Maryland in the Circuit Court for Anne Arundel County; Rafal Sawicz v. TeleCommunication Systems, Inc., filed in Maryland in the Circuit Court for Baltimore County; and Wesley Shaffron v. TeleCommunication Systems, Inc., filed in Maryland in the Circuit Court for Baltimore County. These complaints raise similar putative class claims against TCS, members of the TCS Board, Comtech and Purchaser, focus on the process undertaken by TCS leading up to the Merger Agreement, the Merger Consideration and the disclosures made in connection with the Offer.  The complaints generally allege breaches of fiduciary duty by members of the TCS Board in connection with the Merger Agreement. Further, the complaints allege that some or all of TCS, Comtech and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaints seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed Merger, rescission of any consummated transaction, unspecified damages and attorneys’ fees. Comtech and Purchaser believe these civil actions are wholly without merit, and intend to vigorously defend against them. Additional civil actions may be filed against TCS, Comtech, Purchaser and/or any of their respective directors in connection with the Merger.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of Exhibits:

(a)(5)(G)          Press Release issued by Comtech on December 21, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015

COMTECH TELECOMMUNICATIONS CORP.

By:	/s/ Michael D. Porcelain
	Name:	Michael D. Porcelain
	Title:	Senior Vice President and
Chief Financial Officer

TYPHOON ACQUISITION CORP.

By:	/s/ Michael D. Porcelain
	Name:	Michael D. Porcelain
	Title:	Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 7, 2015*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(5)(A)	Investor Presentation (1)
(a)(5)(B)	Joint Press Release issued by Comtech and TCS on November 23, 2015(2)
(a)(5)(C)	General Questions and Answers(3)
(a)(5)(D)	Employee Questions and Answers(4)
(a)(5)(E)	Summary Newspaper Advertisement as published in Investor’s Business Daily on December 7, 2015*
(a)(5)(F)	Press Release issued by Comtech on December 7, 2015*
(a)(5)(G)	Press Release issued by Comtech on December 21, 2015
(b)	Commitment Letter, dated as November 22, 2015, between Comtech and Citibank, N.A. and its affiliates (5)
(d)(1)	Agreement and Plan of Merger, dated as of November 22, 2015, among Comtech, Purchaser and TCS(6)
(d)(2)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Maurice B. Tosé (7)
(d)(3)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Jon B. Kutler (8)
(d)(4)	Confidentiality and Nondisclosure Agreement, dated as of July 13, 2015, between Comtech and TCS*
(d)(5)	Teaming Agreement, dated as of March 25, 2010, as amended, between Comtech Systems, Inc. and TCS*
(d)(6)	Teaming Agreement, dated as of May 18, 2011, between Comtech Systems, Inc. and TCS*
(d)(7)	Teaming Agreement, dated as of April 9, 2013, between Comtech Systems, Inc. and TCS*
(g)	Not applicable
(h)	Not applicable

* Previously filed.

(1) Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(2) Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(3) Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(4) Incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(5) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(6) Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(7) Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(8) Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)